Exhibit 12.1

Computation of Ratio of Earnings to Combined Fixed Charges and Preferred Stock Dividends

Earnings	Three Months Ended March 31,		Year Ended December 31,
	2012	2011	2011	2010	2009	2008	2007
Pre-tax income from continuing operations before adjustment for income or loss from equity investee	$8,707	$1,105	$17,185	$12,301	$1,101	$5,502	$8,845
Plus: Fixed charges	3,683	140	13,387	485	418	420	375
Less: Noncontrolling interest in pre-tax income of subsidiaries that have not incurred fixed charges	—	—	—	(936)	(701)	—	—

Total Earnings	$12,390	$1,245	$30,572	$13,722	$2,220	$5,922	$9,220

Fixed Charges
Interest Expensed	$1,159	$8	$4,089	$52	$46	$16	$16
Plus: Estimate of the interest within rental expense*	359	132	1,070	433	372	404	359
Plus: Preference security dividend requirement	2,165	—	8,228	—	—	—	—

Total Fixed Charges	$3,683	$140	$13,387	$485	$418	$420	$375

Ratio of Earnings to Fixed Charges	3.36	8.89	2.28	28.29	5.31	14.10	24.59

*	The interest component of rent expense is assumed to be 33% for purposes of the above calculation.